Exhibit 99.3

Form 52-109F2 - Certification of Interim Filings

I, Stephen Lemieux, Interim Chief Executive Officer and the Chief Financial Officer of Cipher Pharmaceuticals Inc., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Cipher Pharmaceuticals Inc. (the “issuer”) for the interim period ended September 30, 2016.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: As Interim Chief Executive Officer and the Chief Financial Officer I am responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, as Interim Chief Executive Officer and the Chief Financial Officer I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under my supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to me by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework I used as Interim Chief Executive Officer and the Chief Financial Officer to design the issuer’s ICFR is based on criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (COSO).

5.2	ICFR - material weakness relating to design: N/A

5.3	Limitation on scope of design: N/A

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2016 and ended on September 30, 2016 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: November 11, 2016

(signed) Stephen Lemieux

Stephen Lemieux

Interim Chief Executive Officer and Chief Financial Officer